Filed pursuant to Rule 424(b)(3)
File No. 333-170844

UNITED STATES COPPER INDEX FUND

Supplement dated May 24, 2012

to

Prospectus dated May 1, 2012

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Copper Index Fund dated May 1, 2012. Please read it and keep it with your prospectus for future reference.

United States Commodity Funds LLC, as Sponsor to the United States Copper Index Fund, has voluntarily agreed to waive a portion of its management fee. As of May 29, 2012, the management fee will be reduced from 0.95% to 0.65%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors.

Prospectus Summary—Overview of the Trust and CPER (page 2)

The seventh paragraph is replaced with the following:

In order for a hypothetical investment in units to break even over the next twelve months, assuming a selling price of $27.49 per unit, the investment would have to generate a 1.86% return. For more information, see the section of this prospectus entitled “—Breakeven Analysis.”

Prospectus Summary—Breakeven Analysis (page 6)

The Breakeven Analysis is replaced with the following:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical investment in a single unit of CPER to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, we have assumed the initial selling price per unit of $27.49, which equals the net asset value per unit on February 29, 2012. This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Initial Selling Price Per Unit	$27.49
Sponsor’s Management Fee (0.65%)(1)	$0.18
Creation Basket Fee(2)	$(0.01)
Estimated Brokerage Fees (0.002%)(3)	$0.01
Interest Income (0.08%)(4)	$(0.03)
Fees to Trustee(s)(5)	0.00
Fees and Expenses Associated with Tax Accounting and Reporting(6)	$0.36
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the Unit	$0.51
Percentage of initial Selling Price Per Unit	1.86%

(1)	The Fund is obligated to pay the Sponsor a management fee based on average daily net assets and paid monthly. USCF LLC, as Sponsor to CPER has voluntarily agreed to waive a portion of its management fee. As of May 29, 2012, the management fee will be reduced from 0.95% to 0.65%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. However, the arrangement is voluntary and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors.
(2)	Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets of CPER. An order must be at least one basket, which is 50,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/50,000).
(3)	This amount is based on the actual brokerage fees for CPER calculated on an annual basis.
(4)	CPER earns interest on funds it deposits with its futures commission merchant and the Custodian and it estimates that the interest rate will be 0.08% based on the current interest rate on three-month Treasury Bills as of February 29, 2012. The actual rate may vary.
(5)	In connection with its services as Trustee, Wilmington Trust Company is entitled to receive annual fees in the amount of $3,000 for all Funds in the series. The number in the break-even assumes that CPER has $2,748,848 in assets, which is the amount of assets as of February 29, 2012.
(6)	CPER assumed the aggregate costs attributable to tax accounting and reporting to be $35,000. This estimate is based on the experience of the Sponsor in its management of the Related Public Funds. The number in the break-even table assumes CPER has $2,748,848 in assets, which is the amount of assets as of February 29, 2012.

Prospectus Summary—The Offering—Fund Expenses (page 8)

The first paragraph is replaced with the following:

CPER is obligated to pays the Sponsor a management fee based on its average daily net assets and paid monthly at an annual rate of 0.95%. As of May 29, 2012, the management fee will be reduced from 0.95% to 0.65%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors. CPER is also responsible for all ongoing fees, costs and expenses of its operations, including:

What Are the Risk Factors Involved with an Investment in the Fund?—Operating Risks of CPER (page 22)

The third paragraph is replaced with the following:

CPER is obligated to pay the Sponsor a management fee of 0.95% based on its average daily net assets, over-the-counter spreads and various other expenses of its ongoing operations (e.g., fees of the Trustee). As of May 29, 2012, the management fee will be reduced from 0.95% to 0.65%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors. These fees and expenses must be paid in all events, regardless of whether CPER’s activities are profitable. Accordingly, CPER must realize trading gains sufficient to cover these fees and expenses before it can earn any profit.

The Offering—Compensation to the Sponsor and Other Compensation (page 32)

The following is added to the end of the first paragraph:

As of May 29, 2012, the management fee will be reduced from 0.95% to 0.65%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors.

Prior Performance of Summerhaven—Prior Performance of SummerHaven Commodity Fund LP (page 50)

The Worst Peak-to-Valley Draw-down for the SummerHaven Commodity Fund LP is amended as follows:

Worst Peak-to-Valley Draw-down: February 2011-September 2011 (16.86)%

The Offering—Fees to be Paid by the CPER (page74)

Footnote number one is replaced with the following:

*	CPER pays this compensation. As of May 29, 2012, the management fee will be reduced from 0.95% to 0.80%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors.

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